FIRST INVESTORS LIFE INSURANCE COMPANY
FIRST INVESTORS LIFE VARIABLE ANNUITY FUND D
55 Broadway
New York, New York 10006

May 20, 2013

VIA EDGAR

Mr. Patrick Scott
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 of First Investors Life Variable Annuity Fund D (File Nos. 333-186359; 811-08205)

Dear Mr. Scott:

           In connection with the above-referenced filing, First Investors Life Variable Annuity Fund D (the “Registrant”) acknowledges that: (1) should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FIRST INVESTORS LIFE INSURANCE COMPANY on behalf of FIRST INVESTORS VARIABLE ANNUITY FUND D

By:	/s/ Mary Carty
Mary Carty, General Counsel